SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. 2)*

     Integrated Resources High Equity Partners, Series 85,
                   a California Limited Partnership
                         (Name of Issuer)

                Units of Limited Partnership Interest
                    (Title of Class of Securities)

                         (CUSIP Number)

                    Allan B. Rothschild, Esq.
                     411 West Putnam Avenue
                      Greenwich, CT  06830
                         (203) 862-7051
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         February 5, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            92
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    92

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON*
     CO






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding II Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,432
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,432

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,432(But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     CO






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Presidio Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     HC






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Presidio Holding Company, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     HC






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Northstar Presidio Management Company, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     OO






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Northstar Operating, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     OO






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Northstar Capital Partners, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     OO






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Northstar Capital Holdings I, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     HC






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     David Hamamoto
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     IN






SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     W. Edward Scheetz
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            38,524
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    38,524

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,524 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     IN






                         Schedule 13D

Item 2.   Identity and Background.

          Item 2 is amended in its entirety as follows:

          This statement is being filed by Millenium Funding Corp., a Delaware corporation ("MFC"), Millenium Funding II Corp., a Delaware corporation ("MFC II"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Holding Company, LLC, a New York limited liability company ("PHC"), Northstar Presidio Management Company, LLC, a Delaware limited liability company ("NP Management"), Northstar Operating, LLC, a Delaware limited liability company ("Northstar"), Northstar Capital Partners, LLC a Delaware limited liability company ("NCP"), Northstar Capital Holdings I, LLC, a Delaware limited liability company ("NCHI"), W. Edward Scheetz and David Hamamoto (collectively, the "Reporting Persons"), with respect to the Units beneficially owned by the Reporting Persons.

          Each of MFC and MFC II is a direct or indirect wholly-owned subsidiary of Presidio. The principal business and office address of each of MFC and MFC II is 411 West Putnam Avenue Greenwich, CT 06830, and of Presidio is c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM DX, Bermuda.

          PHC, which holds approximately 67.7% of the outstanding shares of Presidio, is a New York limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of PHC are Northstar, which holds a 99% interest in PHC, and Polaris Operating, LLC ("Polaris"), which holds a 1% interest. Northstar and Polaris also own 99% and 1%, respectively, of NP Management, whose principal business and office address is 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830.

          Each of Northstar and Polaris is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Polaris has two members, Northstar, which holds a 99% interest, and Sextant Operating Corp., a Delaware corporation ("Sextant"), which holds a 1% interest. The principal business and office address of Sextant is 527 Madison Avenue, 17th Floor, New York, New York 10022.

          Northstar has two members, NCP, which holds a 99% interest, and NCHI, which holds a 1% interest. Each of NCP and NCHI is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of NCP are NCHI, which holds a 74.75% interest, and Northstar Capital Holdings II, LLC, a Delaware limited liability company ("NCHII"), which holds a 25.25% interest. The principal business and office address of NCHII is 527 Madison Avenue, 17th Floor, New York, New York 10022.

          NCHI has two members, W. Edward Scheetz and David
Hamamoto, each of whom holds a 50% interest.  Mr. Scheetz and Mr.
Hamamoto are each U.S. citizens whose business address is 527
Madison Avenue, 17th Floor, New York, New York 10022.

          For certain information concerning the executive officers and directors of MFC, MFC II, Presidio, PHC, NP
Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII, see
schedule 1.  For certain information concerning Presidio, see schedule 2.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person listed on schedule 1 has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is amended in its entirety as follows:

          Presidio has contributed to the capital of MFC and MFC II the aggregate amount of $3,106,987.51 required to fund the acquisitions of all the Units acquired by MFC and MFC II, as well as the expenses incurred in connection with the acquisitions and all organization and operating costs of MFC and MFC II. Such contributions have been made from Presidio's working capital.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended in its entirety as follows:

          The Reporting Persons own beneficially an aggregate of 9.6% of the outstanding Units (on the basis of 400,010 Units outstanding). Set forth below is a summary for each Reporting
Person of its beneficial ownership of Units.


     A.   MFC

          (a)  Aggregate number of Units beneficially
               owned: 92
                    Percentage: 0.0%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    92
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 92
          (c) There were no transactions by MFC during the past 60 days.
          (d)  MFC may be deemed to have the right to
               receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 92 Units.
          (e)  Not applicable.


     B.   MFC II

          (a)  Aggregate number of Units
               beneficially owned: 38,432
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,432
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,432
          (c) There were no transactions by MFC II during the past 60 days, other than as set forth below in this item 5.
          (d) MFC II may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 38,432 Units
          (e)  Not applicable.


     C.   Presidio

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c)  There were no transactions by Presidio
               during the past 60 days, other than as
               set forth in this item 5.
          (d) Presidio may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


     D.   PHC

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c)  There were no transactions by PHC
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  PHC may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


     E.   NP Management

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c) There were no transactions by Presidio during the past 60 days, other than as set forth below in this item 5.
          (d) Presidio may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 38,524 Units
          (e)  Not applicable.


     F.   Northstar

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c) There were no transactions by Northstar during the past 60 days, other than as set forth below in this item 5.
          (d) Northstar may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 38,524 Units
          (e)  Not applicable.


     G.   NCP

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c)  There were no transactions by NCP
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  NCP may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


     H.   NCHI

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c)  There were no transactions by NCHI
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  NCHI may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


     I.   W. Edward Scheetz

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c) There were no transactions by W. Edward Scheetz during the past 60 days, other than as set forth in this item 5.
          (d) W. Edward Scheetz may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


     J.   David Hamamoto

          (a)  Aggregate number of Units
               beneficially owned: 38,524
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    38,524
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 38,524
          (c) There were no transactions by David Hamamoto during the past 60 days, other than as set forth in this item 5.
          (d) David Hamamoto may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 38,524 Units.
          (e)  Not applicable.


          MFC II purchased 20 Units for $1,760.00 on December 12, 1997 (i.e., $88.00 per Unit) and 40 Units for $3,560.00 on
January 2, 1998 (i.e., $89.00 per Unit) from the American Partnership Board in brokerage transactions effected by Trust Co. of America. Also on January 2, 1998, MFC II purchased 260 Units for $22,880.00 (i.e., $88.00 per Unit) in a brokerage transaction effected by North Coast Securities Corporation and 112 Units for $9,413.60 (i.e., $84.05 per Unit) in a brokerage transaction effected by DCC Securities Corp. On January 9,1998, MFC II purchased 206 Units for $17,419.88 (i.e., $84.56 per Unit) in a brokerage transaction also effected by DCC Securities Corp. and also purchased 200 Units for $17,800.00 and 40 Units for $3,560.00 (i.e., $89.00 per Unit) from the American Partnership Board in brokerage transactions effected by Trust Co. of America. On January 26, 1998, MFC II purchased 17 Units for $1,427.87 (i.e., $83.99 per Unit) in a brokerage transaction effected by North Coast Securities Corporation and on January 28, 1998, purchased 261 Units for $22,070.81 and 186 Units for $15,728.63 (i.e., $84.56 per Unit) in brokerage transactions effected by DCC Securities Corp. On February 2, 1998, MFC II purchased 40 Units for $3,400.00 (i.e., $85.00 per Unit) and 100 Units for $8,604.00
(i.e., $86.04 per Unit) from the American Partnership Board in brokerage transactions effected by Trust Co. of America. In a private transaction consummated on February 5, 1998, MFC II purchased 11,317 Units from Baupost Group Securities, L.L.C. for $1,244,870.00 (i.e., $110.00 per Unit). Finally, on February 11,
1998, MFC II purchased 193 Units for $16,320.56 (i.e., $84.56 per
Unit) in a brokerage transaction effected by DCC Securities Corp.


Item 7.   Material to be Filed as Exhibits.

          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii), filed herewith































                         SCHEDULE 1


                 INFORMATION WITH RESPECT TO
            THE EXECUTIVE OFFICERS AND DIRECTORS OF
           MFC, MFC II, PRESIDIO, PHC, NP MANAGEMENT,
       POLARIS, SEXTANT, NORTHSTAR, NCP, NCHI AND NCHII


          Set forth below is the name and present principal occupation of each director and executive officer of MFC, MFC II, Presidio, PHC, NP Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII. Each person listed below is a citizen of the United States, and his current business address is 527 Madison Avenue, 17th Floor, New York, New York 10022, except for Allan B. Rothschild and Lawrence R. Schachter, whose current business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

          Richard Sabella has been president and a director of each of MFC, MFC II and Presidio since November 1997. In addition, Mr. Sabella has been president and chief executive officer of PHC and NP Management and secretary of Polaris, Sextant, Northstar, NCP and NCHI since November 1997.
Previously, Mr. Sabella had been the head of real estate and a partner at the law firm of Cahill, Gordon & Reindel. Mr. Sabella has also been associated with the law firms of Milgrim, Thomajian, Jacobs & Lee, P.C. and Cravath, Swaine & Moore.

          David King has been executive vice president, assistant treasurer and a director of each of MFC, MFC II and Presidio since November 1997. In addition, Mr. King has been chief operating officer of PHC, NP Management, Polaris, Sextant, Northstar, NCP and NCHI since November 1997. Previously, Mr. King had been a senior vice president of finance at Olympia & York Companies (USA). Prior to joining Olympia & York, Mr. King worked for Bankers Trust Company in its real estate finance group.

          Adam Anhang has been a vice president of each of MFC, MFC II and Presidio since November 1997. Previously, Mr. Anhang had worked for the Athena Group's Russia and Former Soviet Union development team since 1996. Mr. Anhang graduated from the University of Pennsylvania's Wharton School of Business with a B.S. in economics with concentrations in finance and real estate.

          Charles Humber has been a vice president of each of MFC, MFC II and Presidio since November 1997. Previously, Mr. Humber had worked for the Real Estate Investment Banking Group of Merrill Lynch & Co. Inc. since 1996. Mr. Humber graduated from Brown University with a B.A. in international relations and organizational behavior and management.

          Marc Gordon has been a vice president of each of MFC, MFC II and Presidio since November 1997. Previously, Mr. Gordon had been a vice president in the Real Estate Investment Banking Group at Merrill Lynch & Co. Inc., where he executed corporate finance and strategic transactions for public and private real estate ownership companies, including REIT's, real estate service companies, and real estate intensive operating companies. Prior to joining Merrill Lynch, Mr. Gordon was in the Real Estate and Banking Group at the law firm of Irell & Manella. Mr. Gordon graduated from Dartmouth College with an A.B. in economics and also holds a J.D. from the UCLA School of Law.

          Kevin Reardon has been a vice president of each of MFC, MFC II and Presidio since November, 1997. In addition, Mr. Reardon has been chief financial officer of PHC, NP Management, Polaris, Sextant, Northstar, NCP and NCHI, and the sole director of Sextant, since November 1997. Previously, Mr. Reardon had held the position of controller at Lazard Freres & Co. LLC Real Estate Investors since 1996. Prior to joining Lazard Freres, Mr. Reardon was the Director of Finance in charge of European expansion at the law firm of Dewey Ballantine LLP from 1993 to 1996. Mr. Reardon, who is a certified public accountant, graduated from Fordham University with a B.S. in accounting.

          Gregory Peck has been assistant secretary of each of MFC, MFC II and Presidio since November 1997. Previously, Mr. Peck had worked for Morgan Stanley Realty Estate Funds and Morgan Stanley & Co. Inc.'s Real Estate Investment Banking group from 1996 to 1997. Prior to joining Morgan Stanley, Mr. Peck worked for Lazard Freres & Co. LLC in the Real Estate Investment Banking group from 1994 to 1996. Mr. Peck graduated from Columbia College with an A.B. in mathematics and A.B. in economics.

          Allan B. Rothschild has been an executive vice president and the general counsel of each of MFC, MFC II and Presidio since November 1997. Previously, Mr. Rothschild had been senior vice president and general counsel of Newkirk Limited Partnership, where he managed a large portfolio of net-leased real estate assets. Prior to joining Newkirk, Mr. Rothschild was associated with the law firm of Proskauer Rose LLP in its real estate group.

          Lawrence R. Schachter has been senior vice president and chief financial officer of each of MFC, MFC II and Presidio since January 1998. Previously, Mr. Schacter had held the position of Controller at CB Commercial/Hampshire, LLC since 1996. Prior to that, Mr. Schachter was Controller at Goodrich Associates in 1996, and at Greenthal/Harlan Realty Services Co. from 1992 to 1995. Mr. Schachter, who is a certified public accountant, graduated from Miami University (Ohio).

          W. Edward Scheetz co-founded NCP in July 1997 and has been a director of each of MFC, MFC II and Presidio since November 1997. In addition, Mr. Scheetz has been an executive vice president of PHC, NP Management, Polaris, Sextant, Northstar, NCP and NCHI since November 1997. Previously, Mr. Scheetz had been a partner at Apollo Real Estate Advisors L.P. since 1993. From 1989 to 1993, Mr. Scheetz was a principal with Trammell Crow Ventures.

          David Hamamoto co-founded NCP in July 1997 and has been a director of each of MFC, MFC II and Presidio since November 1997. In addition, Mr. Hamamoto has been an executive vice president of PHC, NP Management, Polaris, Sextant, Northstar, NCP and NCHI since November 1997. Previously, Mr. Hamamoto had been a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co., where he initiated the effort to build a real estate principal investment business in 1988 under the auspices of the Whitehall Funds.
























                         Schedule 2


                INFORMATION ABOUT PRESIDIO


          Set forth below is certain information about Presidio.

          1.   HEP is one of a series of three public
partnerships (the "HEP Partnerships") that invested in unleveraged commercial real estate in the period 1985-1989.
Subsidiaries of Presidio serve as general partners and hold a 5.0% interest in each of the HEP Partnerships.

          2. The HEP Partnerships and their general partners are subject to a class action lawsuit alleging, among other things, that the general partners caused a waste of the HEP Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the limited partners; that the general partners breached their duty of loyalty and due care to the limited partners by expropriating management fees without trying to run the HEP Partnerships for the purposes for which they are intended; that the general partners are acting improperly to enrich themselves in their position of control over the HEP Partnerships and that their actions prevent non-affiliated entities from making and completing tender offers to purchase outstanding units of limited partnership interest; that by refusing to seek the sale of the HEP Partnerships' properties, the general partners have diminished the value of the limited partners' equity in the HEP Partnerships; that the general partners have taken heavily overvalued partnership asset management fees; and that units of limited partnership interest were sold and marketed through the use of false and misleading statements. The HEP Partnerships and their general partners believe that each of the claims asserted is meritless and intend to continue vigorously to defend the action.

          3. Presidio and its subsidiaries are managed by Northstar Presidio Management Company, LLC ("NP Management") pursuant to a management agreement dated as of November 4, 1997 (the "Presidio Management Agreement"). Under the Presidio Management Agreement, NP Management oversees the day-to-day management of Presidio, and has full discretion and authority, without the need for any subsequent approval of the board of directors or shareholders of Presidio, or any subsidiary, except as expressly required by Presidio's limited liability company operating agreement, or otherwise required by law, to manage Presidio's assets in such manner as NP Management considers appropriate, subject to certain restrictions. Presidio has agreed to pay NP Management a monthly fee of $100,000 in consideration for its services under the Presidio Management Agreement. NP Management is required to render its management services at its own expense. Presidio is responsible for all other expenses relating to its assets, including, without limitation, services of attorneys, accountants, consultants and other third party professionals, and other operating expenses, and must periodically reimburse NP Management for any such expenses advanced by NP Management.

          Under the Presidio Management Agreement, Presidio has agreed to indemnify NP Management and its affiliates and their respective officers, directors, partners, employees and agents (including, without limitation, persons serving as officers of Presidio) from losses, provided, among other things, that such losses resulted from (i) a mistake of judgment or action or inaction taken by such person in connection with NP Management's duties under the Presidio Management Agreement honestly and in good faith that such person reasonably believed to be in the best interest of Presidio or (ii) the negligence, dishonesty or bad faith of any agent selected by such person with reasonable care on behalf of Presidio.

          4. Presidio and two of its non-U.S. subsidiaries, Presidio GP Corp. and Presidio LP Corp. (collectively, the "BVI Group"), have each entered into administration agreements (the "Hemisphere Administration Agreements") with Hemisphere, pursuant to which Hemisphere acts as the BVI Group's offshore administrator. Pursuant to the Hemisphere Administration Agreements, Hemisphere shall, among other things, (i) provide office facilities, personnel and accommodations required by the BVI Group in the Cayman Islands, (ii) communicate with shareholders and the general public on the BVI Group's behalf,
(iii) maintain corporate books and records and a shareholder register, (iv) call and hold all meetings of shareholders and directors, (v) disburse all necessary payments on behalf of the BVI Group and (vi) accept subscriptions for shares and make redemptions and repurchases of shares, in each case subject to the provisions of the Memorandum and Articles of the respective companies within the BVI Group and under the supervision of their respective directors and officers. In consideration for such services, Hemisphere receives a fee of $36,000 per annum from Presidio and $4,000 from each of Presidio GP Corp. and Presidio LP Corp. (subject to annual review and reduction in certain circumstances) and reimbursement of its out-of-pocket expenditures. The Hemisphere Administration Agreements are effective for successive one-year terms, unless and until terminated by either party on 30 days' written notice to the other party, or upon written notice of the occurrence of any breach and a failure to cure such breach within 10 days thereafter.

          5. The following table sets forth certain information known to Presidio with respect to beneficial ownership of the Class A Common Shares of Presidio ("Class A Shares") as of January 31, 1998 (unless otherwise noted), based on 9,997,255 Class A Shares outstanding on such date, by: (i) each person who beneficially owns 5% or more of the Class A Shares, (ii) the executive officers of Presidio, (iii) each of Presidio's directors and (iv) all directors and executive officers as a group:

                              Beneficial Ownership

Name and Address         Amount and Nature of   Percentage
of Beneficial Owner      Beneficial Ownership    of Class

5% Holders:

Angelo Gordon & Co., L.P.     1,303,760         13.04%
and affiliates(1)

Marvin H. Davidson(2)           792,829          7.93%

Thomas L. Kempner(2)            793,901          7.94%

Stephen M. Dowicz(2)            792,829           7.93%

Scott E. Davidson(2)           792,829            7.93%

Michael J. Leffell(2)          792,829            7.93%

Stonehill Partners, L.P.
and affiliates(3)              517,868            5.18%

Presidio Holding Company,
LLC(3)                        6,770,656         67.73%

Directors and Officers:

Adam Anhang(4)                        0              0%

Marc Gordon(4)                        0              0%

David Hamamoto(4)(5)          6,770,656         67.73%

Charles Humber(4)                     0              0%

David King(4)                         0              0%

Gregory Peck(4)                       0              0%

Kevin Reardon(4)                      0              0%

Allan Rothschild(4)                   0              0%

Richard J. Sabella(4)(6)        200,313          2.00%

Lawrence Schachter(4)                 0              0%

W. Edward Scheetz(4)(5)       6,770,656         67.73%

Directors and Officers
as a group:                   6,970,969         69.73%


(1) Includes 4,300 shares reported to be beneficially owned by John M. Angelo and 4,162 shares reported to be beneficially owned by Michael L. Gordon. Angelo, Gordon & Co. L.P. and Messrs. Angelo and Gordon reported this information as a group on a Schedule 13D filed by such persons on December 15, 1997.

(2) These persons reported shared voting and dispositive power of their Shares. Does not include the following shares, as to which sole voting and dispositive power was reported:
     217,171 shares reported to be beneficially owned by Davidson Kempner Partners, 395,015 shares reported to be beneficially owned by Davidson Kempner Institutional Partners, L.P., 137,094 shares reported to be beneficially owned by Davidson Kempner Endowment Partners, 354,265 shares reported to be beneficially owned by MHD Management Co., 12,049 shares reported to be beneficially owned by M.H. Davidson & Co., 395,015 shares reported to be beneficially owned by Davidson Kempner Advisers Inc., 272 shares reported to be beneficially owned by Thomas L. Kempner Foundation Inc., 31,500 shares reported to be beneficially owned by Davidson Kempner International, Ltd., 200 shares reported to be beneficially owned by Thomas Kempner and Thomas L. Kempner, Jr. Trustees U/A/D 10/31/83 FBO Thomas Nathaniel Kempner, 300 shares reported to be beneficially owned by Sexton Freund 1984 Family Trust, and 31,500 shares reported to be beneficially owned by Davidson Kempner International Advisors, L.L.C. These persons reported such beneficial ownership on a Schedule 13D filed by such persons on December 3, 1997.

(3) Includes 282,139 shares reported to be beneficially owned by Stonehill Partners, L.P., 111,521 shares reported to be beneficially owned by Stonehill Offshore Partners Limited, 511 shares reported to be beneficially owned by John A. Motulsky and 123,697 shares reported to be beneficially owned by Stonehill Institutional Partners, L.P. These persons reported as a group on a Schedule 13D filed January 2, 1998.

(4) The business address for such person is 527 Madison Avenue, 17th Floor, New York, New York 10022.

(5) All of Mr. Scheetz's and Mr. Hamamoto's shares are owned beneficially through PHC, in which each individual holds a 50% interest.

(6) Under his employment agreement, Mr. Sabella was granted options to purchase up to 2% of the shares of the Company at $25 or $30, adjusted to reflect capital share changes, which options vest ratably over a 24 month period and may be taken instead by a cash payment equivalent to the difference between the option price and the fair market value of the shares. None of the options has been exercised.




















          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 18, 1998


                              MILLENIUM FUNDING CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              MILLENIUM FUNDING II CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              PRESIDIO CAPITAL CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              PRESIDIO HOLDING COMPANY, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              NORTHSTAR PRESIDIO MANAGEMENT
                                COMPANY


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory

                              NORTHSTAR OPERATING, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory



                              NORTHSTAR CAPITAL PARTNERS, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory



                              NORTHSTAR CAPITAL HOLDINGS I, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory



                              /s/ W. Edward Scheetz
                              W. Edward Scheetz

                              /s/ David Hamamoto
                              David Hamamoto

















                       EXHIBIT INDEX


     1.   Exhibit I -  Agreement pursuant to Rule 13d-
                       1(f)(1)(iii), filed herewith












































                            EXHIBIT I


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


                              MILLENIUM FUNDING CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              MILLENIUM FUNDING II CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              PRESIDIO CAPITAL CORP.


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              PRESIDIO HOLDING COMPANY, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory







                              NORTHSTAR PRESIDIO MANAGEMENT
                                COMPANY, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory



                              NORTHSTAR OPERATING, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              NORTHSTAR CAPITAL PARTNERS, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory



                              NORTHSTAR CAPITAL HOLDINGS I, LLC


                              By:     /s/Allan B. Rothschild
                              Name:   Allan B. Rothschild
                              Title:  Authorized Signatory


                              /s/ W. Edward Scheetz
                              W. Edward Scheetz


                              /s/ David Hamamoto
                              David Hamamoto